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                          April 26, 2023

       Andrew Shape
       President and Chief Executive Officer
       Stran & Company, Inc.
       2 Heritage Drive
       Suite 600
       Quincy, MA

                                                        Re: Stran & Company,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 19,
2023
                                                            File No. 333-271337

       Dear Andrew Shape:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Joseph J. Kaufman